UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
12 July 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sunesis Pharmaceuticals, Inc.

File No. 0-51531 -- CF# 33885

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Sunesis Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2011, as amended on June 30, 2011.

Based on representations by Sunesis Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through May 12, 2021
Exhibit 10.5	through May 12, 2021
Exhibit 10.6	through May 12, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary